United States securities and exchange commission logo





                 October 21, 2021

       David Galainena
       Executive Vice President, General Counsel
       Hertz Global Holdings, Inc
       8501 Williams Road
       Estero, Florida 33928

                                                        Re: Hertz Global
Holdings, Inc
                                                            Registration
Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-260290

       Dear Mr. Galainena:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              Colin Diamond